Exhibit 99.1

Perion Continues Momentum, Delivering 34% Year-Over-Year Record Revenue Growth in the
Fourth Quarter While Doubling Net Income

Company generated $39 million in GAAP Net Income for full year 2021 with $1.02 in EPS and $70 million in
Adjusted EBITDA; Management increases guidance for 2022

Tel Aviv & New York – February 9, 2022 – Perion Network Ltd. (NASDAQ: PERI), a global advertising technology company that delivers a holistic solution across the three main pillars of digital advertising – ad search, social media, and display / video / CTV advertising – today announced record financial results for the fourth quarter and full-year period ended December 31, 2021.

Doron Gerstel, Perion’s CEO, commented, “Record fourth quarter and full year outstanding financial performance are a direct result of Perion’s diversification strategy and our ability to connect all our assets into a single intelligent hub, demonstrating Perion’s sustainable and predictable business model.”

“Financial results for 2021, included stellar growth of 300% in total video and CTV revenue (or 123% on a proforma basis), with the fast-growing subset of CTV up 205%.”  Gerstel added “Simultaneously, our expanded relationship with Microsoft Bing drove a 19% increase in search advertising revenue and significant incremental EBITDA.”

Gerstel concluded “Our unique acquisition strategy behaved exactly as we intended - creating synergistic growth and widening our competitive moat. With $322 million net cash in our balance sheet we intend to continue that model, adding to our already-strong position in a fast-growing environment.”

 Fourth Quarter 2021 Highlights

●	Display Advertising revenue growth of 46% (or 23% on a proforma basis), driven by accelerated adoption of Perion’s video and CTV solutions, leading to an increase in average revenue per client of 29%;
●	Video and CTV grew by 311% year-over-year, or 87% on a proforma basis, representing 46% of Display Advertising revenue;
●	Search Advertising revenue growth of 16%, primarily driven by an increased number of commercial searches, as well as a higher percentage of transactional searches;
●	EBITDA margin from revenue excluding TAC grew to 45% compared to 35% during the fourth quarter of 2020, as a result of our investment in automation and offshoring our operations;
●	Net cash provided by operating activities of $28.8 million;
●	Net cash of $321.6 million.

Fourth Quarter 2021 Financial Highlights*

(In millions, except per share data)

	Three months ended			Year ended
	December 31,			December 31,
	2021	2020	%	2021	2020	%
Display Advertising revenue	$100.2	$68.4	+46%	$265.3	$148.7	+78%
Search Advertising revenue	$57.8	$49.9	+16%	$213.2	$179.4	+19%
Total Revenue	$158.0	$118.3	+34%	$478.5	$328.1	+46%
GAAP Net Income	$17.7	$9.0	+97%	$38.7	$10.2	+279%
Non-GAAP Net Income	$25.3	$13.8	+83%	$60.0	$26.6	+125%
Adjusted EBITDA	$28.9	$15.3	+89%	$69.6	$32.8	+112%
Adjusted EBITDA/Revenue Ex TAC	45%	35%	+27%	37%	25%	+45%
Net cash provided by operating activities	$28.8	$12.9	+123%	$71.1	$22.2	+221%
GAAP Diluted Earnings Per Share	$0.44	$0.30	+47%	$1.02	$0.36	+183%
Non-GAAP Diluted Earnings Per Share	$0.62	$0.45	+38%	$1.57	$0.91	+73%

* Reconciliation of GAAP to Non-GAAP measures follows.

Financial Comparison for the Fourth Quarter of 2021

Revenue: Revenue increased by 34% to $158.0 million in the fourth quarter of 2021 from $118.3 million in the fourth quarter of 2020. This growth was led by a 46% (or 23% on a proforma basis) increase in Display Advertising revenue, primarily from growth of 87% in video and CTV, on a proforma basis, representing 63% of total revenue compared to 58% in 2020.  Search Advertising revenue increased by 16% and represented 37% of total revenue compared to 42% in 2020. The increase was achieved primarily due to 17.5 million average daily commercial search queries compared to 15.7 million in the fourth quarter of 2020 and 43% year-over-year increase in the number of publishers in our network.

Traffic Acquisition Costs (“TAC”): In the fourth quarter of 2021, TAC was $93.3 million, or 59.1% of revenue, compared to $74.8 million, or 63.3% of revenue, in the fourth quarter of 2020. The decrease of 4.2% was primarily due to product mix and our continuous iHub efforts to serve direct demand and supply in a closed loop, generating superior efficiency and performance.

GAAP Net Income: In the fourth quarter of 2021, GAAP net income was $17.7 million compared to $9.0 million in the fourth quarter of 2020.

Non-GAAP Net Income: In the fourth quarter of 2021, non-GAAP net income was $25.3 million, or 16.0% of revenue, compared to the $13.8 million, or 11.7% of revenue, in the fourth quarter of 2020. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: In the fourth quarter of 2021, Adjusted EBITDA was $28.9 million, or 18.3% of revenue, compared to $15.3 million, or 13.0% of revenue, in the fourth quarter of 2020. A reconciliation of GAAP Net Income to Adjusted EBITDA is included in this press release.

Cash and Cash Flow from Operations: As of December 31, 2021, cash and cash equivalents and short-term bank deposits were $321.6 million. Net cash provided by operating activities in the fourth quarter of 2021 was $28.8 million, compared to $12.9 million in the fourth quarter of 2020.

Financial Comparison for the full year of 2021

Revenue: Revenue increased by 46% to $478.5 million in 2021, from $328.1 million in 2020. This increase was driven by 78% growth in Display Advertising revenue primarily resulting from 300% growth in video and CTV, representing 55% of total revenue compared to 45% in 2020. Search Advertising increased by 19% and represented 45% of total revenue compared to 55% in 2020. The increase was achieved primarily due to 16.7 million of average daily commercial search queries compared to 13.4 million in 2020 and a 37% year-over-year increase in the number of publishers in our network.

Traffic Acquisition Costs (“TAC”): TAC in 2021 was $288.0 million, or 60.2% of revenue, as compared to $197.6 million, or 60.2% of revenue, in 2020. The stabilization of TAC level resulted from the product mix and continuous iHub efforts to serve direct demand and supply in a closed loop, generating significantly improved efficiency and performance.

GAAP Net Income: During 2021, GAAP net income was $38.7 million, or 8.1% of revenue, compared to $10.2 million, or 3.1% of revenue in 2020.

Non-GAAP Net Income: During 2021, Non-GAAP net income was $60.0 million, or 12.5% of revenue, compared to $26.6 million, or 8.1% of revenue in 2020. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: In 2021, Adjusted EBITDA was $69.6 million, or 14.5% of revenue, compared to $32.8 million, or 10.0% of revenue in 2020. A reconciliation of GAAP Net Income to Adjusted EBITDA is included in this press release.

Cash Flow from Operations: Net cash provided by operating activities in 2021 was $71.1 million, compared to $22.2 million in 2020, an increase of 221%.

Outlook

Perion has raised its financial guidance for 2022, based on the Company’s strong business momentum and improved visibility.

($M)	2021	Previous 2022 Guidance	Guidance 2022 *	YoY Growth % *
Revenue	$478.5	$590-$610	$610-$630	30%
Adjusted EBITDA	$69.6	$80-$84	$88-$92	29%
EBITDA to REV Ex-TAC	37%	35%	36%

* At guidance midpoint

Conference Call

Perion management will host a Zoom conference call to discuss the results at 8:30 a.m. ET today.

Registration Link: https://incommconferencing.zoom.us/webinar/register/WN_I2SURvXmQIaBRsgd8S0bSg
If not on Zoom, Participant Dial-In: 877-407-0779 / 201-389-0914

About Perion Network Ltd.

Perion is a global technology company that delivers strategic business solutions that enable brands and advertisers to efficiently “Capture and Convince” users across multiple platforms and channels, including interactive connected television – or iCTV. Perion achieves this through its Synchronized Digital Branding capabilities, which are focused on high impact creative; content monetization; its branded search network, in partnership with Microsoft Bing; and social media management that orchestrates and optimizes paid advertising. This diversification positions Perion for growth as budgets shift across categories.

Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude stock-based compensation expenses, retention and acquisition related expenses, revaluation of acquisition related contingent consideration, amortization of acquired intangible assets and the related taxes thereon, non-recurring expenses, foreign exchange gains (losses) associated with ASC-842, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding stock-based compensation expenses, depreciation, acquisition related items consisting of amortization of intangible assets, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, we are unable to quantify certain amounts that would be required for such presentation without unreasonable effort. Consequently, no reconciliation of the forward-looking non-GAAP financial measures is included. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 25, 2021. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Rami Rozen, VP of Investor Relations
+972 (52) 5694441
ramir@perion.com
Source: Perion Network Ltd.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues:
Display Advertising	$100,177	$68,400	$265,323	$148,698
Search Advertising	57,798	49,856	213,175	179,365
Total Revenues	157,975	118,256	478,498	328,063

Costs and Expenses:
Cost of revenues	7,318	6,539	25,197	22,477
Traffic acquisition costs and media buy	93,342	74,809	288,018	197,626
Research and development	9,245	8,480	35,348	30,880
Selling and marketing	16,799	11,717	53,209	39,085
General and administrative	6,878	4,060	20,933	15,819
Depreciation and amortization	3,598	2,675	9,897	9,923
Total Costs and Expenses	137,180	108,280	432,602	315,810

Income from Operations	20,795	9,976	45,896	12,253
Financial expense, net	465	1,446	581	2,638
Income before Taxes on income	20,330	8,530	45,315	9,615
Taxes on income (benefit)	2,635	(472)	6,609	(610)
Net Income	$17,695	$9,002	$38,706	$10,225

Net Earnings per Share
Basic	$0.48	$0.33	$1.13	$0.38
Diluted	$0.44	$0.30	$1.02	$0.36

Weighted average number of shares
Basic	36,768,367	26,946,060	34,397,134	26,687,145
Diluted	40,349,416	29,961,648	37,829,725	28,797,747

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	December 31,	December 31,
	2021	2020
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$104,446	$47,656
Restricted cash	1,089	1,222
Short-term bank deposits	217,200	12,700
Accounts receivable, net	115,361	81,221
Prepaid expenses and other current assets	8,075	4,560
Total Current Assets	446,171	147,359

Long-Term Assets:
Property and equipment, net	4,211	6,770
Operating lease right-of-use assets	11,578	20,266
Goodwill and intangible assets, net	245,965	176,679
Deferred taxes	5,228	7,111
Other assets	79	496
Total Long-Term Assets	267,061	211,322
Total Assets	$713,232	$358,681

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$107,730	$72,498
Accrued expenses and other liabilities	40,331	21,188
Short-term operating lease liability	3,615	4,514
Short-term loans and current maturities of long-term loans	-	8,333
Deferred revenues	3,852	5,711
Short-term payment obligation related to acquisitions	38,179	7,869
Total Current Liabilities	193,707	120,113

Long-Term Liabilities:
Payment obligation related to acquisition	33,250	30,035
Long-term operating lease liability	9,774	17,698
Other long-term liabilities	9,541	6,713
Total Long-Term Liabilities	52,565	54,446
Total Liabilities	246,272	174,559

Shareholders' equity:
Ordinary shares	375	224
Additional paid-in capital	496,154	251,933
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive gain	(128)	112
Accumulated deficit	(28,439)	(67,145)
Total Shareholders' Equity	466,960	184,122
Total Liabilities and Shareholders' Equity	$713,232	$358,681

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended		Year ended
	December 31,		December 31,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from operating activities:
Net Income	$17,695	$9,002	$38,706	$10,225
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,598	2,675	9,897	9,923
Stock-based compensation expense	3,252	1,534	6,985	4,447
Foreign currency translation	(116)	108	(223)	19
Accrued interest, net	(80)	(138)	(300)	(125)
Deferred taxes, net	(2,572)	(754)	(2,755)	(3,093)
Accrued severance pay, net	330	(228)	663	(23)
Loss (gain) from sale of property and equipment	132	(78)	121	10
Net changes in operating assets and liabilities	6,597	799	18,012	776
Net cash provided by operating activities	$28,836	$12,920	$71,106	$22,159

Cash flows from investing activities:
Purchases of property and equipment, net of sales	(37)	(67)	(532)	(454)
Short-term deposits, net	(157,200)	(4,400)	(204,500)	10,534
Cash paid in connection with acquisitions, net of cash acquired	(35,000)	1,186	(38,438)	(19,000)
Obligation in connection with acquisitions	-	(1,347)	-	-
Net cash used in investing activities	$(192,237)	$(4,628)	$(243,470)	$(8,920)

Cash flows from financing activities:
Issuance of shares in private placement, net	169,529	-	230,489	-
Proceeds from exercise of stock-based compensation	1,958	2,200	6,898	4,286
Proceeds from short-term loans	-	(12,500)	-	-
Repayment of long-term loans	-	(2,084)	(8,333)	(8,333)
Net cash provided by (used in) financing activities	$171,487	$(12,384)	$229,054	$(4,047)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	16	89	(33)	81
Net increase (decrease) in cash and cash equivalents and restricted cash	8,102	(4,003)	56,657	9,273
Cash and cash equivalents and restricted cash at beginning of period	97,433	52,881	48,878	39,605
Cash and cash equivalents and restricted cash at end of period	$105,535	$48,878	$105,535	$48,878

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
GAAP Net Income	$17,695	$9,002	$38,706	$10,225
Stock-based compensation	3,252	1,534	6,985	4,447
Amortization of acquired intangible assets	2,807	1,611	6,875	5,261
Retention and other related to M&A related expenses	3,547	2,147	9,074	7,159
Changes in FV of Earnout contingent consideration	(2,246)	(998)	(2,246)	(998)
Foreign exchange losses (gains) associated with ASC-842	169	475	(38)	422
Revaluation of acquisition related contingent consideration	286	175	761	620
Taxes on the above items	(222)	(159)	(130)	(503)
Non-GAAP Net Income	$25,288	$13,787	$59,987	$26,633

Non-GAAP Net Income	$25,288	$13,787	$59,987	$26,633
Taxes on income	2,857	(313)	6,739	(107)
Financial expense (income), net	10	796	(142)	1,596
Depreciation	791	1,064	3,022	4,662
Adjusted EBITDA	$28,946	$15,334	$69,606	$32,784
Non-GAAP diluted earnings per share	$0.62	$0.45	$1.57	$0.91

Shares used in computing non-GAAP diluted earnings per share	40,613,055	30,395,478	38,176,470	29,268,098